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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  APRIL 8, 2004

             ADVANTAGE ANNOUNCES YEAR END CONFERENCE CALL & WEBCAST
                                 APRIL 14, 2004

                                  (TSX: AVN.UN)

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Advantage Energy Income Fund will release its 2003 Year End results on Tuesday,
April 13, 2004.

A conference call will be held on Wednesday, April 14, 2004 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00
p.m. on Thursday, April 15, 2004 until approximately midnight, April 21, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 101094 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at WWW.ADVANTAGEINCOME.COM.

For further information contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com